STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Long Term Fund
September 30, 2007 (Unaudited)

Bonds and Notes--102.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--.2%				
Hyundai Auto Receivables Trust,				
Ser. 2007-A, Cl. A3A	5.04	1/17/12	120,000	**119,994**
U.S. Government Agencies--12.6%				
Federal Home Loan Banks,				
Bonds, Ser. 1	5.13	5/15/09	2,250,000	2,258,221
Federal Home Loan Mortgage Corp.,				
Notes	5.13	8/23/10	3,640,000	3,710,256
Federal National Mortgage				
Association, Notes	5.80	2/9/26	1,600,000	1,601,541
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	2,338,435	2,288,114
				9,858,132
U.S. Government Agencies/Mortgage-Backed--3.5%				
Government National Mortgage Association I				
Ser. 2005-9, Cl. A, 4.03%,				
5/16/22			216,047	212,573
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			247,308	243,530
Ser. 2006-9, Cl. A, 4.20%,				
8/16/26			508,895	500,210
Ser. 2006-5, Cl. A, 4.24%,				
7/16/29			1,789,984	1,760,808
				2,717,121
U.S. Treasury Bonds--66.5%				
4.50%, 2/15/36			920,000 a	872,491
5.00%, 5/15/37			3,625,000 b	3,719,591
5.25%, 11/15/28			8,170,000 a	8,565,738
5.25%, 2/15/29			3,915,000 a	4,104,635
6.00%, 2/15/26			4,900,000 a	5,550,784
6.13%, 11/15/27			4,000,000 a	4,629,688
6.88%, 8/15/25			3,000,000 a	3,701,250
7.13%, 2/15/23			1,400,000 a	1,737,970
7.25%, 8/15/22			4,025,000 a	5,032,510
7.63%, 2/15/25			7,975,000	10,507,693
8.00%, 11/15/21			2,635,000 a	3,476,142
				51,898,492
U.S. Treasury Notes--19.9%				
4.50%, 5/15/17			4,415,000 a	4,391,547
4.88%, 6/30/12			10,790,000	11,095,163
				15,486,710
Total Bonds and Notes				
(cost $80,393,888)				**80,080,449**

Options--.1%			Face Amount Covered by Contracts ($)	Value ($)
Call Options				
3-Month Floor USD Libor-BBA				
Interest Rate, January 2009				
@ 4			7,650,000	10,354
6 Month Rec 2-Year Swap				

November 2007@ 5.37	3,750,000	718
U.S. Treasury 5-Year Future Notes		
December 2007@ 107	7,200,000	39,376
Total Options		
(cost $66,667)		**50,448**

Short-Term Investments--.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.09%, 12/6/07		
(cost $270,954)	273,000 [c]	**271,163**

Other Investment--.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $514,000)	514,000 [d]	**514,000**

Investment of Cash Collateral for Securities Loaned--44.5%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $34,655,382)	34,655,382 [d]	**34,655,382**
Total Investments (cost $115,900,891)	**148.3%**	**115,571,442**
Liabilities, Less Cash and Receivables	**(48.3%)**	**(37,627,966)**
Net Assets	**100.0%**	**77,943,476**

a All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $33,659,986 and the total market value of the collateral held by the fund is $34,655,382.

b Purchased on a delayed delivery basis.

c All or partially held by a broker as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2007 ($)
Financial Futures Long				
U.S. Treasury 5-Year Notes	300	32,109,375	December 2007	244,594
U.S. Treasury 2-Year Notes	23	4,762,078	December 2007	8,266
Financial Futures Short				
U.S. Treasury 30-Year Bonds	12	(1,336,125)	December 2007	8,625
				261,485

STATEMENT OF OPTIONS WRITTEN
September 30, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
U.S. Treasury 5-Year Futures		

December 2007@ 108	72,000	(14,626)
Put Options:		
U.S Treasury 5-Year Futures		
December 2007@ 106	72,000	(12,375)
(Premiums received $44,543)		**(27,001)**